August 11, 2025

Nick Bhargava
Chief Executive Officer
Groundfloor Loans 2 LLC
1201 Peachtree St NE, Suite 1104
400 Colony Square
Atlanta, GA 30361

       Re: Groundfloor Loans 2 LLC
           Amended Offering Statement on Form 1-A
           Filed July 30, 2025
           File No. 024-12552
Dear Nick Bhargava:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2025 letter.

Amended Offering Statement on Form 1-A
General

1. We note your response to prior comment 1 that you have revised the disclosure on your website; however, it is unclear how the revisions address the comment. Please provide an expanded response that clearly addresses the comment including your basis for continuing to provide targeted rates of return and why your disclosure does not appear to distinguish between the Groundfloor Loans 2 offering and other offerings.
 August 11, 2025
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Zachary Fallon, Esq.